80
3-11-02

U.S. SECUR[...]MMISSION

02019186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8- 40919

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BENEDETTO, GARTLAND & COMPANY, INC.

Official Use Only

FIRM ID. NO.

RECD S.E.C.
MAR 04 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1330 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLIN G. FLEMMING (212) 424-9719
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

PRICEWATERHOUSECOOPERS, LLP

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

3/21/02

OATH OR AFFIRMATION

I, M. WILLIAM BENEDETTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENEDETTO, GARTLAND & CO., as of DECEMBER 31, 2001 ~~19~~X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. MICELI
Notary Public, State of New York
No. 31-4860689
Qualified in New York County
Commission Expires May 27, 20 02

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEDETTO, GARTLAND & COMPANY, INC.

Net Capital Reconciliation
(4Q2001 Filing vs. Amended)

	Initial filing	Amended filing	Variance Inc (Dec)	
Shareholders' equity	$4,669,965	$4,822,226	$152,261	(1)
Adjustment to net worth:			0	
Addback of discretionery liabilities	1,600,000	1,600,000	0	
	6,269,965	6,422,226	152,261	
Deduction and/or charges:				
Non-allowable assets:				
Fees receivable	5,488,365	5,488,365	0	
Other receivables	154,021	163,349	9,328	(2)
Furniture, fixture & equipment	68,335	68,335	0	
Leasehold improvements	98,016	98,016	0	
Intangible assets	32,905	373,093	340,188	(3)
Other assets	227,429	93,059	(134,370)	(4)
Non-allowable assets	6,069,071	6,284,217	215,146	
Net capital before haircuts	200,894	138,009	(62,885)	
Haircuts on securities position	349	162	(187)	(5)
NET CAPITAL	200,545	137,847	(62,698)	
Aggregate indebtedness (AI)	847,100	900,657	53,557	(6)
Minimum net capital (6.67% of AI)	56,473	60,044	3,570	
Higher of $5,000 or minimum net capital	56,473	60,044	3,570	
Excess net capital	144,072	77,803	(66,268)	
Ratio of AI to net capital	422%	653%	231%	

The following adjustments were made as part of our financial statement audit:

(1) Increase in net income due to reduction in pension expenses of $747,252, increase in other comprehensive income of ($407,064), write-off of investment of ($152,682) and increase in NYC tax provision of ($35,245)
(2) Increase in accounts receivables of $9,328 to reflect final bank reconciliation
(3) Increase in intangible assets of $340,188 related to reduction in pension expenses (FAS 87 reclassification)
(4) Decrease in other assets to reflect write-off of investment of ($152,682) net of incease in tax refund of $18,312 from NYC
(5) Reduction in haircut to reflect reduction in cash of ($9,328).
(6) Increase in aggregate indebtedness to reflect increase in NYC tax accrual of $53,557

Benedetto, Gartland & Company, Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholders of
Benedetto, Gartland & Company, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Benedetto, Gartland & Company, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 978,666
Certificate of deposit	60,000
Fees receivable	5,488,365
Other receivables	163,349
Furniture, fixtures and equipment, net of accumulated depreciation of $643,077	68,335
Leasehold improvements, net of accumulated amortization of $249,646	98,016
Intangible assets	373,093
Other assets	93,059
Total assets	$ 7,322,883

Liabilities and Stockholders' Equity

Accrued compensation	$ 1,600,000
Accrued pension liability and other accrued expenses	900,657
Total liabilities	2,500,657
Commitments (Note 7)	
Stockholders' equity	
Common stock, $.01 par value, 17,000 shares authorized, 15,732 shares issued and outstanding	157
Additional paid-in-capital	2,855,715
Other comprehensive income	(407,064)
Retained earnings	2,373,418
Total stockholders' equity	4,822,226
Total Liabilities and Stockholders' Equity	$ 7,322,883

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of The National Association of Securities Dealers, Inc. The principal business of the Company is to render investment banking services.

2. Significant Accounting Policies

Furniture, fixtures and equipment, carried on the books at cost, are depreciated using an accelerated method over estimated useful lives of three to seven years.

Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the leasehold term.

The Company considers its short-term money market fund investments to be cash equivalents.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company is an "S" corporation for federal and state income tax purpose. Accordingly, the Company is not subject to federal and state income taxes as the net income of the Company flows through to its individual shareholders. The Company is, however, subject to income taxes in New York City.

To the extent the Company earns net income, computed on a cash basis, for fiscal years ending December 31, 2001 through December 31, 2005, it will be subject to federal and state income taxes as a "C" corporation in the year such cash basis income is realized. For the year ending December 31, 2001, the Company realized a net loss for tax purposes, computed on a cash basis, and accordingly, was not subject to federal or state income taxes.

4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $137,847, which exceeded the minimum net capital requirement by $77,803. The Company's ratio of aggregate indebtedness to net capital, as defined, was 6.53 to 1.

5. **Stockholders' Equity**

The Company has sold common stock to certain employees and, in connection with certain of these transactions, has received as partial payment ten-year promissory notes. As of December 31, 2001, $574,200 of such notes remained outstanding and have been recorded in shareholders' equity as a reduction in additional paid-in capital. The notes may be prepaid at any time and have certain mandatory repayment provisions.

6. **Pension Plan**

As of January 1, 1996, the Company established a non-contributory defined benefit pension plan covering all eligible employees. Benefits under the plan are based on employees' years of service and compensation during the years prior to retirement. The Company's funding policy is to make contributions under the plan that meet or exceed the minimum funding standards under the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code of 1986, as amended.

7. **Commitments**

The Company is party to non-cancelable leases for office premises which expire on August 31, 2003 and October 31, 2004. In accordance with the provisions of one of the leases, the Company has provided a $60,000 Letter of Credit facility for the benefit of the landlord.

One of the leases includes escalation clauses for operating costs and real estate taxes. The minimum lease payments are as follows:

Year ending December 31,	Minimum Lease Payments
2002	$ 426,813
2003	410,167
2004	312,300
Total	$ 1,149,280

At December 31, 2001, accounts payable and accrued expenses included $155,202 of deferred rent payable, representing the excess of the cumulative rent expense over the amounts paid to date.

8. **Related Party Transactions**

In connection with arranging financing for certain clients, the Company has been granted an interest in the future profits (as defined) attributable to the General Partner of such clients (the "Interest").

The Company transferred the right to receive these Interests to affiliated entities. The transfers were effected for no consideration, the carrying value of the Interest at the date of transfer.

9. Accrued Compensation

The Company has accrued discretionary compensation of $1,600,000 which it expects to pay in the future. The Company has no contractual obligation with respect to the payment of this amount.